Exhibit 99.1

Market Announcement

15 July 2024

Alterity Therapeutics Limited (ASX: ATH) – Trading Halt

Description

The securities of Alterity Therapeutics Limited (‘ATH’) will be placed in trading halt at the request of ATH, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Wednesday, 17 July 2024 or when the announcement is released to the market.

Issued by

ASX Compliance

15 July 2024	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

15 July 2024

Melissa Kostopoulos

Compliance Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Ltd

Level 50, South Tower, Rialto 525 Collins St

Melbourne VIC 3000

By email:	TradingHaltsMelbourne@asx.com.au
ListingsComplianceMelbourne@asx.com.au

Dear Melissa

Request for a trading halt – Alterity Therapeutics Limited

In accordance with ASX Listing Rule 17.1, Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (the Company) requests that its securities be placed into an immediate trading halt pending an announcement in relation to new data from an ATH434 clinical trial.

The Company requests that trading in its securities be halted until after the expected announcement is made or until the market opens on Wednesday, 17 July 2024, whichever is the earlier.

The Company is not aware of any reason why this trading halt request should not be granted or of any other information necessary to inform the market about the trading halt.

Please contact me if you require any further information.

Yours sincerely

Phillip Hains

Company Secretary

Alterity Therapeutics Limited ABN 37 080 699 065

Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | www.alteritytherapeutics.com